FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2005

Rubicon Minerals Corporation
(Translation of Registrant’s Name into English)

Suite 1540-800 W. Pender Street, Vancouver, BC, V6C 2V6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

Date: November 21, 2005	By:	“David W. Adamson”
David W. Adamson
President & CEO

NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-22 November 21, 2005

RUBICON PROPOSES CORPORATE REORGANIZATION
-Shareholders of record to participate in three public companies-

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that the Board of Directors of Rubicon has approved a major corporate reorganization of the Company in order to maximize shareholder value. The reorganization will result in each of the three major asset groups currently owned by Rubicon forming the basis of its own clearly focused public company.

In reaching its decision, the Company commissioned an internal analysis by its financial advisor, Roman Friedrich & Company (“RFC”), and an additional report by Research Capital Corporation (“RCC”), acting as independent financial advisor, both of which have rendered a financial analysis of the three main asset groups of the Company, namely, its:

•
37.8% interest in private company Africo Resources Ltd (“Africo”) which has an option to acquire a 75% interest in the high-grade Kalukundi Copper-Cobalt deposit in the DRC, currently undergoing a feasibility study.

•	250 square kilometre Red Lake gold exploration assets, including its advanced McFinley project, and its Nevada exploration interests.
•	Newfoundland exploration interests.

The RFC and RCC reports (collectively, the “Reports”) conclude that Rubicon’s asset value is not fully reflected in its share price and that the Company is currently trading below the combined value of its various assets. Furthermore, the Reports attribute a significant portion of the total asset value of the Company to its interest in Africo. The value of the Africo interest should further increase provided the feasibility study underway regarding the development of the Kalukundi deposit is successfully completed. In order to unlock shareholder value, the Reports recommend that the Company carry out a corporate reorganization to crystallize and separate each major asset group into its own clearly focused public company.

Proposed Reorganization

Rubicon proposes to carry out the reorganization, subject to required regulatory, legal and shareholder approvals, through a Plan of Arrangement (“Plan”) with the result that on completion of the Plan, shareholders of Rubicon will hold shares and participate in three public companies, as follows:

a)
one public company that will comprise Rubicon’s shareholdings in Africo. It is the view of Rubicon, that Africo offers significant potential to further increase shareholder value provided that Africo achieves its milestones of feasibility, resource expansion and production;

b)
a second public company that will comprise Rubicon’s current Newfoundland gold and base metal assets and whose primary focus will be to advance and develop gold and base metal projects in Eastern Canada. Rubicon believes it has advanced the Newfoundland assets to the point where they can be more effectively explored within a new company; and

c)
a third public company that will comprise the current Red Lake and Nevada interests and that will continue to be a leading gold exploration and development company in the Red Lake camp. This company, which will retain the name of Rubicon Minerals Corporation, will also control its Red Lake area property interests and royalties, known as the English Royalty Division.

“The Company has assembled an impressive asset base including its interest through Africo in a major resource, which can generate significant shareholder wealth as it develops. The proposal to reorganize is designed to maximize shareholder value and to provide clarity through three focused public companies. Following the reorganization, shareholders will maintain their interest in a gold exploration and development company which will continue to build upon its extensive property portfolio in the high-grade Red Lake gold camp of Ontario. Furthermore, shareholders will have a stake in two additional public companies, each of which offers potential to realize value not currently reflected in Rubicon’s share price.” stated David Adamson.

Proposed Structure

Under the statutory provisions governing the Plan, Rubicon is required to seek preliminary and final court approval to carry out and complete the reorganization. Following preliminary court approval, the Company would mail to Rubicon shareholders of record, an information circular setting out, in prospectus level detail, the final terms and conditions of the Plan and the basis on which Rubicon shareholders would, on its completion, hold or receive shares of the three public companies, including the respective share exchange ratios. In addition to court approval, there are a number of other conditions which are required in order to complete the Plan, including shareholder, legal and regulatory approvals. It should also be noted that, while the Company is stating its intent to carry out the reorganization and intends to move ahead expeditiously, because of regulatory and other third party approvals required, it cannot provide any definitive date at this time when the Plan might be completed.

In determining the proposed share structures, the Company has relied on the Reports which are based on current valuations and assumptions and, accordingly, are subject to uncertainty and change in circumstances that may result in modifications to the general share exchange ratios proposed below:

a)
 Africo interest company (“CopperCo”) - Shareholders will receive one share of the CopperCo for approximately 8-10 shares of Rubicon. This value will be more clearly established when the Kalukundi feasibility study is completed at which time final exchange ratios will be determined. Rubicon is in merger discussions with the board of Africo aimed at concluding an agreement regarding a combination, within CopperCo, of the respective shareholdings of Rubicon and other shareholders in Africo resulting in a unified public company containing all of the assets of Africo.

b)	Newfoundland Company (“NfCo”) - Shareholders will receive one share of the NfCo for approximately 6-8 shares of Rubicon.

c)	Red Lake and Nevada interests (“RedLake/NevadaCo”) - Shareholders will receive one share of Red Lake/NevadaCo for each share of Rubicon.

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________
President and CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
_______________________________________________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation (the “Company”)

1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

November 21, 2005

ITEM 3 - NEWS RELEASE

The press release was issued November 21, 2005 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

The Company proposes a corporate reorganization with shareholders of record to participate in three public companies.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that the Board of Directors of the Company has approved a major corporate reorganization of the Company in order to maximize shareholder value. The reorganization would result in each of the three major asset groups currently owned by the Company forming the basis of its own clearly focused public company.

In reaching its decision, the Company commissioned an internal analysis by its financial advisor, Roman Friedrich & Company (“RFC”), and an additional report by Research Capital Corporation (“RCC”), acting as independent financial advisor, both of which have rendered a financial analysis of the three main asset groups of the Company, namely, its:

•
37.8% interest in private company Africo Resources Ltd (“Africo”) which has an option to acquire a 75% interest in the high-grade Kalukundi Copper-Cobalt deposit in the DRC, currently undergoing a feasibility study

•	250 square kilometre Red Lake gold exploration assets, including its advanced McFinley project, and its Nevada exploration interests

•	Newfoundland exploration interests

The RFC and RCC reports (collectively, the “Reports”) conclude that the Company’s asset value is not fully reflected in its share price and that the Company is currently trading below the combined value of its various assets. Furthermore, the Reports attribute a significant portion of the total asset value of the Company to its interest in Africo. The value of the Africo interest should further increase provided the feasibility study underway regarding the development of the Kalukundi deposit is successfully completed. In order to unlock shareholder value, the Reports recommend that the Company carry out a corporate reorganization to crystallize and separate each major asset group into its own clearly focused public company.

Proposed Reorganization

The Company proposes to carry out the reorganization, subject to required regulatory, legal and shareholder approvals, through a Plan of Arrangement (“Plan”) with the result that on completion of the Plan, shareholders of the Company would hold shares and participate in three public companies, as follows:

a)
one public company that will comprise the Company’s shareholdings in Africo. It is the view of the Company, that Africo offers significant potential to further increase shareholder value provided that Africo achieves its milestones of feasibility, resource expansion and production;

b)
a second public company that will comprise the Company’s current Newfoundland gold and base metal assets and whose primary focus will be to advance and develop gold and base metal projects in Eastern Canada. The Company believes it has advanced the Newfoundland assets to the point where they can be more effectively explored within a new company; and

c)
a third public company that will comprise the current Red Lake and Nevada interests and that will continue to be a leading gold exploration and development company in the Red Lake camp. This company, which will retain the name of Rubicon Minerals Corporation, will also control its Red Lake area property interests and royalties, known as the English Royalty Division.

The proposal to reorganize is designed to maximize shareholder value and to provide clarity through three focused public companies. Following the reorganization, shareholders will maintain their interest in a gold exploration and development company which will continue to build upon its extensive property portfolio in the high-grade Red Lake gold camp of Ontario. Furthermore, shareholders will have a stake in two additional public companies, each of which offers potential to realize value not currently reflected in Rubicon’s share price.

Proposed Structure

Under the statutory provisions governing the Plan, the Company is required to seek preliminary and final court approval to carry out and complete the reorganization. Following preliminary court approval, the Company would mail to Rubicon shareholders of record, an information circular setting out, in prospectus level detail, the final terms and conditions of the Plan and the basis on which Rubicon shareholders would, on its completion, hold or receive shares of the three public companies, including the respective share exchange ratios. In addition to court approval, there are a number of other conditions which are required in order to complete the Plan, including shareholder, legal and regulatory approvals. It should also be noted that, while the Company is stating its intent to carry out the reorganization and intends to move ahead expeditiously, because of regulatory and other third party approvals required, it cannot provide any definitive date at this time when the Plan might be completed. Accordingly, no letter of intent or similar agreement has been entered into with any of the other proposed parties to the reorganization at this time.

In determining the proposed share structures, the Company has relied on the Reports which are based on current valuations and assumptions and, accordingly, are subject to uncertainty and change in circumstances that may result in modifications to the general share exchange ratios proposed below:

a)
 Africo interest company (“CopperCo”) - Shareholders will receive one share of the CopperCo for approximately 8-10 shares of the Company. This value will be more clearly established when the Kalukundi feasibility study is completed at which time final exchange ratios will be determined. The Company is in merger discussions with the board of Africo aimed at concluding an agreement regarding a combination, within CopperCo, of the respective shareholdings of the Company and other shareholders in Africo resulting in a unified public company containing all of the assets of Africo.

b)	Newfoundland Company (“NfCo”) - Shareholders will receive one share of the NfCo for approximately 6-8 shares of the Company.

c)	Red Lake and Nevada interests (“RedLake/NevadaCo”) - Shareholders will receive one share of Red Lake/NevadaCo for each share of the Company.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, B.C. the 29th day of November, 2005.